Exhibit 99.1

Bona Film Group Announces Additional Strategic Investment by Fosun International Limited

BEIJING, July 14, 2014 — Bona Film Group Limited (“Bona” or the “Company”) (NASDAQ: BONA), a leading film distributor and vertically integrated film company in China, and Fosun Group (Fosun International Limited, 00656.HK, and its subsidiaries) (“Fosun”), announced that Fosun has agreed to purchase an additional 13.3% interest in the Company. Fosun, which owned 7.5% of Bona prior to this transaction, is a leading investment group based in China with worldwide operations. Its principal business operations include insurance, industrial operations, property development, media and entertainment, investment and asset management.

Under the investment agreement, Fosun will acquire 4,165,926 Bona ordinary shares, representing approximately a 13.3% equity stake in the Company, from Bona’s Founder, Chairman and CEO, Mr. Yu Dong, at a price of $11.80 per share, or $5.90 per American Depositary Share.

Following the close of the transaction, Mr. Yu and Fosun will own approximately 32.3% (including 2.7% from stock options) and 20.8%, respectively, of the Company’s ordinary shares outstanding. The transaction is expected to close in the next two weeks and is subject to customary closing conditions.

“We are delighted to announce this additional strategic investment by Fosun, one of the largest, most diverse enterprises in China,” said Mr. Yu Dong. “With its extensive resources, strong investment and management track record both in China and internationally, Fosun has proven to be a valued strategic partner to Bona since its initial investment in 2013. This additional investment by Fosun will further contribute to Bona’s efforts in achieving its ambitious strategic goals across all segments, and speaks to Fosun’s commitment to the entertainment industry as a whole as well as its recognition of Bona as the industry leader in China with strong potential going forward. The Chinese film is proving to become increasingly important internationally, and we hope to seize this valuable opportunity to become one of the top players in the global market.”

“China has already become the world’s second largest motion picture market, and is expected to be the largest market in the next few years,” said Mr. Guo Guangchang, Chairman of Fosun. “This additional investment is another strategic foothold for Fosun in the global movie and entertainment industry. Bona has a unique vertically-integrated business model and an experienced and professional management team in the field. Our partnership will combine the resources of Fosun and Bona to capture attractive opportunities in the fast growing domestic movie industry, as well as the opportunities that will emerge through the cooperation in the movie business between the United States and China.”

About Bona Film Group Limited

Bona Film Group Limited (NASDAQ: BONA) is a leading film distributor in China, with an integrated business model encompassing film distribution, film production, film exhibition and talent representation. Bona distributes films to Greater China, Korea, Southeast Asia, the United States and Europe, invests and produces movies in a variety of genres, owns and operates twenty-two movie theaters and manages a range of talented and popular Chinese artists.

For more information about Bona, please visit http://www.bonafilm.cn.

To be added to Bona’s email list to receive Company news, please send your request to bona@tpg-ir.com.

The Bona Film Group Limited logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=15750

Forward Looking Statements

This news release may contain certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

Contact Us

In China:	In the U.S.:
Peng Li	The Piacente Group, Inc.
Bona Film Group Limited	Investor Relations
Tel: +86-10-5631-0700-398	Don Markley
Email: ir@bonafilm.cn	Tel: (212) 481-2050
Email: bona@tpg-ir.com